Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

November 23, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Transamerica Series Trust (the “Registrant”)

1933 Act File No.: 033-00507

1940 Act File No.: 811-04419

Registration Statement on Form N-14 (File No. 333-177484)

Dear Sir or Madam:

Pursuant to Rule 485(b) under the Securities Act of 1933, as amended, attached for filing via EDGAR is Post-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 (the “Post-Effective Amendment”), on behalf of the above-referenced Registrant. The Registrant previously filed a registration statement on Form N-14 on October 24, 2011 (SEC Accession No. 0001193125-11-278680) (the “N-14”) and Pre-Effective Amendment No. 1 to the N-14 on November 23, 2011(SEC Accession No. 0001193125-11-320648) (the “Pre-Effective Amendment”; collectively with the N-14, the “Registration Statement”).

The Post-Effective Amendment is being filed by the Registrant for the purpose of amending the Registration Statement to respond to certain comments made by the Staff of the Commission via telephone on November 16, 2011, among other things. The Post-Effective Amendment has been marked to show changes from the Registration Statement.

Please direct any questions concerning this filing to the undersigned at (727) 299-1836.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins

Senior Counsel